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Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-185157

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to Completion, dated May 29, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT
(To short form base shelf prospectus dated December 7, 2012)

US$

% Senior Notes due 20

TRANSALTA CORPORATION

The Notes (as hereinafter defined) will bear interest at the rate of                        % per annum. Interest on the Notes is payable on                                    and                                      of each year, beginning on                                    , 2014. The Notes will mature on                        , 20    .

We may redeem some or all of the Notes at any time at the redemption prices described in this Prospectus Supplement (as hereinafter defined). We will also have the option to redeem the Notes in whole and not in part at 100% of the aggregate principal amount of the Notes, plus accrued interest to the date of redemption, in the event of certain changes to Canadian withholding tax laws or the enforcement or interpretation thereof.

We will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a Change of Control Triggering Event (as hereinafter defined). See "Description of the Notes — Repurchase Upon Change of Control Triggering Event".

The Notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness.

Investing in the Notes involves risks. See "Risk Factors" in this Prospectus Supplement beginning on page S-4 and under the heading "Risk Factors" beginning on page 26 of the accompanying Prospectus (as hereinafter defined).

Per Senior Note	Total
Public Offering Price(1)%	US$
Underwriting Commission %	US$
Proceeds to TransAlta (before expenses)(1)%	US$

(1)
The public offering price of the Notes will also include accrued interest, if any, from            , 2014 to the date of delivery.

The Notes will not be listed on any securities exchange or quotation system and, consequently, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus Supplement.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and they are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described in this Prospectus Supplement and the accompanying Prospectus may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement or the accompanying Prospectus. You should read the tax discussion under "Certain Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated and organized under the laws of Canada, that most of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus Supplement are residents of Canada, and that a substantial portion of our assets and the assets of said persons are located outside the United States.

The earnings coverage ratio on long term debt for the twelve month period ended December 31, 2013 is less than one-to-one and, since the Corporation had a loss for such period, the coverage ratio is negative. See "Earnings Coverage".

The Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company ("DTC") and its direct and indirect participants on or about                                    ,  2014.

Joint Book-Running Managers

BofA Merrill Lynch	HSBC

                                    , 2014

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement (this "Prospectus Supplement"), which describes the specific terms of the senior notes (the "Notes") we are offering and also adds to and updates certain information contained in the short form base shelf prospectus of the Corporation dated December 7, 2012 (the "Prospectus") and the documents incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. The second part, the accompanying Prospectus, gives more general information. Defined terms used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the accompanying Prospectus.

        Except as set forth under "The Offering" and "Description of the Notes" in this Prospectus Supplement or under "Description of Debt Securities" in the accompanying Prospectus, and unless the context otherwise requires, all references in this Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

        If the description of the Notes varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement.

        You should rely on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and any term sheet or other free writing prospectus for this offering that we file with the securities regulatory authorities in Canada or the SEC. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means the lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS. Therefore, our consolidated financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, copies of which are available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov, may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

EXCHANGE RATE INFORMATION

        The following table sets forth certain rates of exchange for the Canadian dollar based on the noon buying rate as provided by the Bank of Canada (the "noon buying rate"). These rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On May 28, 2014, the inverse of the noon buying rate was US$0.9202 equals $1.00.

	Three Months Ended March 31,		Year Ended December 31,
	2014		2013		2012		2011
High for period	US$	0.9422	US$	1.0164	US$	1.0299	US$	1.0583
Low for period	US$	0.8888	US$	0.9348	US$	0.9599	US$	0.9430
Rate at end of period	US$	0.9047	US$	0.9402	US$	1.0166	US$	0.9833
Average rate for the period(1)	US$	0.9064	US$	0.9710	US$	0.9977	US$	1.0110

(1)
The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement and the accompanying Prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). All forward-looking statements are based on TransAlta's beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "anticipate", "intend", "plan", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta's actual performance to be materially different from those projected.

        With respect to forward-looking statements contained in this Prospectus Supplement, we have made assumptions regarding, among other things: our ability to close this offering on a timely basis and on the terms expected; fulfillment by the underwriters of their obligations pursuant to the underwriting agreement; and that no event will occur which would allow the underwriters to terminate their obligations under the underwriting agreement.

        In particular, this Prospectus Supplement and the accompanying Prospectus contain forward-looking statements pertaining to the following: the anticipated closing of the offering of the Notes and the use of the proceeds of the offering; the timing and the completion and commissioning of projects under development, including major projects, and their attendant costs; expectations regarding the AESO's plans for resolving regional constraints on Alberta's transmission system; spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs; the impact of certain hedges on future reported earnings and cash flows; expectations related to future earnings and cash flow from operating and contracting activities; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short term and long term, and the resulting impact on electricity prices; the impact of load growth, increased capacity, and natural gas costs on power prices; expectations in respect of generation availability, capacity and production; expectations regarding the role different energy sources will play in meeting future energy needs; expected financing of our capital expenditures; expected governmental regulatory regimes and legislation and their expected impact on us and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; our expectations relating to the FERC's approval of our California settlement and the outcome of proceedings before the AUC; our trading strategies and the risk involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in our markets; expectations for the outcome of existing or

i

potential legal and contractual claims, regulatory investigations, and disputes; expectations regarding the renewals of collective bargaining agreements; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. dollar and other currencies in locations where we do business; the monitoring of our exposure to liquidity risk; expectations in respect of the global economic environment and growing scrutiny by investors relating to sustainability performance; our credit practices; the estimated contribution of Energy Trading activities to gross margin; and expectation relating to the performance of TransAlta Renewables' assets.

        Factors that may adversely impact the Corporation's forward-looking statements include risks relating to: fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; the regulatory and political environments in the jurisdictions in which the Corporation operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, water, or wind required to operate the Corporation's facilities; natural disasters; the threat of terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; the Corporation's provision for income taxes; legal and contractual proceedings involving the Corporation; reliance on key personnel; labour relations matters; and development projects and acquisitions.

        Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date hereof and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking events might occur to a different extent or at a different time than the Corporation has described or might not occur. The Corporation cannot assure you that projected results or events will be achieved. The foregoing risk factors, among others, including risks relating to the nature of the Notes, are described in further detail under the heading "Risk Factors" in this Prospectus Supplement and in the accompanying Prospectus and in the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, including the Annual MD&A and the Annual Information Form (each as hereinafter defined).

DOCUMENTS INCORPORATED BY REFERENCE

        Various documents are incorporated or deemed to be incorporated by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full details. See "Documents Incorporated by Reference" in the accompanying Prospectus. As of the date of this Prospectus Supplement, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the accompanying Prospectus:

  (a)
  consolidated audited annual financial statements as at December 31, 2013 and 2012, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, the notes thereto, the auditors' report thereon and the auditors' report on our internal control over financial reporting (incorporated by reference to Exhibit 13.3 to our annual report on Form 40-F filed with the SEC on February 20, 2014, File No. 001-15214);

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2013 ("Annual MD&A") (incorporated by reference to Exhibit 13.2 to our annual report on Form 40-F filed with the SEC on February 20, 2014, File No. 001-15214);

  (c)
  annual information form dated February 20, 2014 (the "Annual Information Form") for the year ended December 31, 2013 (incorporated by reference to Exhibit 13.1 to our annual report on Form 40-F filed with the SEC on February 20, 2014, File No. 001-15214);

  (d)
  consolidated comparative interim unaudited financial statements as at and for the three-month period ended March 31, 2014 and 2013 and the notes thereto (incorporated by reference to Exhibit 13.1 to our report on Form 6-K filed with the SEC on April 29, 2014, File No. 001-15214);

  (e)
  management's interim discussion and analysis of financial condition and results of operations as at and for the three-month period ended March 31, 2014 (incorporated by reference to Exhibit 13.2 to our report on Form 6-K filed with the SEC on April 29, 2014, File No. 001-15214);

  (f)
  management proxy circular dated March 10, 2014 prepared in connection with our annual and special meeting of shareholders held on April 29, 2014 (incorporated by reference to Exhibit 99.1 to our report on Form 6-K/A filed with the SEC on March 13, 2014, File No. 001-15214); and

  (g)
  the material change report dated February 26, 2014 (incorporated by reference to Exhibit 99.1 to our report on Form 6-K filed with the SEC on February 26, 2014, File No. 001-15214).

        Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators, including any documents of the type referred to above or under "Documents Incorporated by Reference" in the accompanying Prospectus, material change reports (excluding confidential material change reports) and business acquisition reports we subsequently file with any securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of any offering of the Notes under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents we file with, or furnish to, the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus and the registration statement on Form F-10 of which this Prospectus Supplement and the accompanying Prospectus form a part, if and to the extent expressly provided in such report. Our reports on Form 6-K, and our annual reports on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this Prospectus Supplement or the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Vice-President, Legal and Corporate Secretary of the Corporation at Box 1900, Station "M", 110-12th Avenue S.W., Calgary, Alberta, Canada T2P 2M1, Telephone (403) 267-7110.

MARKETING MATERIALS

        Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that are utilized by the underwriters in connection with the offering of Notes are not part of this Prospectus Supplement and the accompanying Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with Canadian securities regulators after the date of this Prospectus Supplement and before the termination of the distribution of the Notes under the offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated into this Prospectus Supplement and the accompanying Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the Notes and of which this Prospectus Supplement and the accompanying Prospectus form a part. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to such registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement" in the accompanying Prospectus. Statements made in this Prospectus Supplement and the accompanying Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus Supplement and the accompanying Prospectus but contained in the registration statement on Form F-10 may be inspected and copied at the public reference facilities maintained at the offices of the SEC described below and are also available on the SEC's website at www.sec.gov.

        We are subject to the information requirements of the U.S. Exchange Act, and, in accordance therewith, file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted in the United States and Canada, such reports and other information, subject to certain exceptions, may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, we are not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and are also available on the SEC's website at www.sec.gov.

THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Notes, see "Description of the Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus. In this section, "we", "us" and "our" refer only to TransAlta Corporation and not to any of its subsidiaries, unless otherwise stated.

Issuer	TransAlta Corporation.
Notes Offered	US$ million aggregate principal amount of % senior notes due 20 .
Interest Rate	The Notes will bear interest at the rate of % per annum from , 2014 or from the most recent date to which interest has been paid or provided for.
Interest Payment Dates	and of each year, commencing , 2014.
Maturity Date	, 20 .
Ranking

The Notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The Notes will be effectively subordinate to all indebtedness and other liabilities of our subsidiaries, except to the extent that we are a creditor of such subsidiaries ranking at least pari passu with such other creditors. As at March 31, 2014 our subsidiaries had approximately $386 million of total debt outstanding (excluding intercompany indebtedness).

Use of Proceeds

We expect that the net proceeds from this offering will be approximately US$             million after deducting underwriting commissions and estimated expenses of this offering. The net proceeds from the sale of the Notes will be used to repay borrowings under existing credit facilities and for general corporate purposes.

Conflicts of Interest

As described in "Use of Proceeds", the net proceeds from this offering will be used to repay borrowings under existing credit facilities and for general corporate purposes. Because more than 5% of the proceeds from this offering, not including underwriting compensation, may be received by certain affiliates of the underwriters in this offering, this offering is being conducted pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

Sinking Fund	None.
Optional and Tax Redemption

We may redeem the Notes, in whole or in part, at any time or from time to time, at the "make-whole" price to be calculated by the Independent Investment Banker as described in this Prospectus Supplement.

We may also redeem all of the Notes in whole, but not in part, at the redemption price described in this Prospectus Supplement at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of the Notes — Tax Redemption".

Change of Control

We will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase upon the occurrence of a Change of Control Triggering Event. See "Description of the Notes — Repurchase Upon Change of Control Triggering Event".

Certain Covenants	The indenture pursuant to which the Notes will be issued contains certain covenants that, among other things, limit:
• our and our subsidiaries' ability to create liens;
• our ability to enter into sale and leaseback transactions; and
• our ability to merge, amalgamate or consolidate with, or sell all or substantially all of our assets to, any other person.

See "Description of Debt Securities — Covenants" in the accompanying Prospectus. These covenants are subject to important exceptions and qualifications that are described under the caption "Description of Debt Securities — Covenants" in the accompanying Prospectus.

Additional Amounts

Any payments we make with respect to the Notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. Subject to the exceptions and limitations set forth in the accompanying Prospectus, if we are required to withhold or deduct for Canadian taxes with respect to a payment to the holders of Notes, we will pay to any holder of Notes that is a non-resident of Canada under the Income Tax Act (Canada) (the "Tax Act"), such additional amounts as may be necessary so that every net payment on the Notes after such withholding or deduction will not be less than the amount provided in the Notes to be then due and payable. See "Description of Debt Securities — Payment of Additional Amounts" in the accompanying Prospectus.

Form

The Notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, DTC, and registered in the name of its nominee. See "Description of the Notes — Book-Entry System". Except as described under "Description of the Notes" in this Prospectus Supplement and under "Description of Debt Securities" in the accompanying Prospectus, Notes in certificated form will not be issued.

Governing Law	The Notes and the indenture governing the Notes will be governed by the laws of the State of New York.
Risk Factors	Investing in the Notes involves risks. See "Risk Factors" in this Prospectus Supplement beginning on page S-4 and under the heading "Risk Factors" beginning on page 26 of the accompanying Prospectus.

TRANSALTA CORPORATION

        TransAlta is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are located at 110-12th Avenue S.W., Calgary, Alberta, Canada, T2R 0G7. For further information on the intercorporate relationships among TransAlta and its subsidiaries, please see "Corporate Structure" in the Annual Information Form.

        TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1909. The Corporation is among Canada's largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of approximately 8,833 megawatts ("MW") of generating capacity operating in facilities having approximately 11,095 MW of aggregate generating capacity(1). The Corporation is focused on generating electricity in Canada, the United States and Australia through its diversified portfolio of facilities fuelled by coal, natural gas, hydroelectric and geothermal resources.

        In Canada, excluding assets under development and restoration, the Corporation holds a net ownership interest of approximately 6,322 MW of electrical generating capacity in thermal, natural gas-fired, wind-powered and hydroelectric facilities, including 5,165 MW in Western Canada, 922 MW in Ontario, 147 MW in Québec and 88 MW in New Brunswick.

        In the United States, the Corporation's principal facilities include a 1,340 MW thermal facility and a 248 MW natural gas-fired facility, both located in Centralia, Washington, as well as a 1 MW hydroelectric facility in Washington, all of which supply electricity to the Pacific Northwest. The Corporation also holds a 101 MW net interest in a wind farm located in Wyoming (the "Wyoming Wind Farm"). The economic interest in the Wyoming Wind Farm was transferred to TransAlta Renewables in exchange for approximately US$102 million and we maintain a 70.3% direct and indirect ownership interest in TransAlta Renewables.

        The Corporation also holds a 50 percent interest in CE Generation, LLC ("CE Generation") and Wailuku Holding Company LLC ("Wailuku") through which it has an aggregate net ownership interest of approximately 396 MW of generating capacity in geothermal facilities in California, natural gas-fired facilities in Texas, Arizona and New York, and a hydroelectric facility located in Hawaii. We have entered into an agreement to sell our ownership interest in these holdings to our partner, MidAmerican Renewables. With the exception of Wailuku, we expect to complete the sale during the second quarter of 2014.

        In Australia, the Corporation has 425 MW of net electrical generating capacity from natural gas-fired and diesel-fired generation facilities that are located at customer mine sites.

        The Corporation regularly reviews its operations in order to optimize its generating assets and evaluates appropriate growth opportunities. The Corporation has in the past and may in the future make changes and additions to its fleet of coal, natural gas, hydro, wind and geothermal facilities.

        The Corporation is organized into three business segments, Generation, Energy Trading and Corporate. The Generation group is responsible for constructing, operating and maintaining our electricity generation facilities. The Energy Trading group is responsible for the wholesale trading of electricity and other energy-related commodities and derivatives. It is also responsible for the management of available generating capacity as well as the fuel and transmission needs of the Generation business. Both segments are supported by a Corporate group that provides finance, tax, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government and investor relations, procurement, information technology, risk management, human resources, internal audit, and other administrative services, including compliance and governance services.

(1)
TransAlta measures capacity as the net maximum capacity that a unit can sustain over a period of time, which is consistent with industry standards. All capacity amounts are as of the date of this Prospectus Supplement and represent capacity owned and operated by the Corporation unless otherwise indicated.

 RISK FACTORS

        An investment in the Notes is subject to a number of risks. In addition to the other information contained in and incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, you should consider carefully the risk factors set forth below and under the heading "Risk Factors" in the accompanying Prospectus, "Risk Factors" and "Risk Management" in the Annual MD&A and "Risk Factors" in the Annual Information Form.

There is no public market for the Notes.

        The Notes are a new issue of securities for which there is currently no public market. We do not intend to apply for listing of the Notes on any securities exchange or to arrange for the Notes to be quoted on any automated dealer quotation system. If the Notes are traded after their initial issue, they may trade at a discount from their initial offering prices, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. We cannot assure you as to the liquidity of the trading market for the Notes or that a trading market for the Notes will develop.

Changes in interest rates may cause the market value of the Notes to decline.

        Prevailing interest rates will affect the market price or value of the Notes. The market price or value of the Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt securities decline.

The Notes are unsecured obligations of the Corporation.

        The Notes will be our direct unsecured obligations, ranking equally and pari passu, except as to sinking fund or analogous provisions, with all of our other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries and will be effectively subordinated to all of our existing and future secured indebtedness, to the extent of the value of the assets securing such secured indebtedness. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the holders of indebtedness and liabilities of our subsidiaries would be paid before the holders of Notes receive any amounts due under the Notes and the holders of our secured indebtedness would be paid before the holders of Notes receive any amounts due under the Notes, to the extent of the value of the assets securing such secured indebtedness. In that event, a holder of Notes may not be able to recover any principal or interest due under the Notes.

We may not be able to fulfill our repurchase obligations with respect to the Notes upon a change of control.

        If we experience a Change of Control Triggering Event, we will be required to make an offer to repurchase all outstanding Notes at a repurchase price equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date. Failure to repurchase, or to make an offer to repurchase, the Notes would constitute a default under the indenture governing the Notes, which would also constitute a default under certain instruments governing our existing indebtedness. See "Description of the Notes — Repurchase Upon Change of Control Triggering Event".

        If a Change of Control Triggering Event were to occur, we cannot assure you that we would have sufficient funds to repay any Notes that we would be required to offer to repurchase, or to satisfy any other obligations that would become immediately due and payable under the other instruments governing our indebtedness, as a result of such Change of Control Triggering Event. In order to satisfy our obligations, we may attempt to refinance our indebtedness or obtain consents from our other lenders or from the holders of the Notes. We cannot assure you that we would be able to refinance our indebtedness or obtain such consents on satisfactory terms or at all.

 USE OF PROCEEDS

        We expect that the net proceeds from this offering will be approximately US$                                     million after deducting underwriting commissions and estimated expenses of this offering. The net proceeds from the sale of the Notes will be used to repay borrowings under existing credit facilities and for general corporate purposes. Certain affiliates of the underwriters are lenders under our existing credit facilities and, as a consequence, may receive a portion of the proceeds from this offering. See "Underwriting — Conflicts of Interest".

CHANGES IN CONSOLIDATED CAPITALIZATION

        Other than the effect of the Notes offered under this Prospectus Supplement and changes in foreign currency exchange rates on U.S. dollar denominated loans, there have been no material changes in our consolidated capitalization during the period from March 31, 2014 through the date of this Prospectus Supplement. The proceeds of this offering will be used to repay borrowings under existing credit facilities and for general corporate purposes. As a result, this offering will not result in an increase in our long-term debt except to the extent of discounts, commissions and other expenses of the offering.

DESCRIPTION OF THE NOTES

        The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading "Description of Debt Securities" in the accompanying Prospectus and should be read in conjunction with such description. In this section, "Corporation" refers only to TransAlta Corporation and not to any of its subsidiaries, unless otherwise stated. All capitalized terms used under this heading "Description of the Notes" that are not defined herein have the meanings ascribed thereto in the accompanying Prospectus.

General

        The Notes will be direct unsecured obligations of the Corporation and will rank equally and ratably with all other unsubordinated and unsecured indebtedness of the Corporation.

        Payment of the principal, premium, if any, and interest on the Notes will be made in U.S. dollars.

        The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the heading "Description of Debt Securities — Payment of Additional Amounts" in the accompanying Prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax laws or the enforcement or interpretation thereof on or after the date of this Prospectus Supplement (described under the heading "Description of the Notes — Tax Redemption") will apply to the Notes, except as described under the heading "Certain Income Tax Consequences — Certain U.S. Federal Income Tax Considerations — FATCA".

        The Notes will be effectively subordinated to all indebtedness and other liabilities of the Corporation's subsidiaries, except to the extent the Corporation is a creditor of such subsidiaries ranking at least pari passu with such other creditors. As at March 31, 2014, the Corporation's subsidiaries had approximately $386 million of total debt outstanding (excluding intercompany indebtedness).

        The Notes will initially be issued in an aggregate principal amount of US$                         million and will mature on                                    , 20                        . The Notes will bear interest at the rate of                        % per annum from                        , 2014 or from the most recent date to which interest has been paid or provided for, payable semi-annually on                                    and                                     of each year, commencing                                    , 2014, to the persons in whose names the Notes are registered at the close of business on the preceding                                    or                                     , respectively. Interest shall be computed assuming a 360-day year consisting of twelve 30-day months.

        The Corporation may from time to time, without the consent of the holders of the Notes, create and issue additional Notes after this offering. The Notes and any additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture (except in respect of the payment of interest accruing prior to the issue date of the additional Notes and the first payment of interest following the issue date of the additional Notes), including, without limitation, waivers, amendments, redemptions and offers to purchase.

        The Notes will be issuable in minimum denominations of US$2,000 or integral multiples of US$1,000 in excess thereof.

        The Notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

        The Notes will be redeemable as a whole, or in part, at the option of the Corporation at any time, at a redemption price calculated by the Independent Investment Banker equal to the greater of: (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus                                    basis points, plus in each case, accrued interest thereon to the date of redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Corporation obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Corporation.

        "Reference Treasury Dealer" means each of HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, plus two others to be determined by the Corporation, or their respective affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their respective affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Corporation or the Independent Investment Banker, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Corporation or the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

        Unless the Corporation defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Repurchase Upon Change of Control Triggering Event

        If a Change of Control Triggering Event occurs, unless the Corporation has exercised its right to redeem the Notes as described under "— Optional Redemption", each holder of Notes will have the right to require the Corporation to purchase all or a portion of such holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

        Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at the Corporation's option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Corporation will be required to send, by first class mail, a notice to each holder of Notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditional on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of Notes electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the notice, or transfer their Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

        The Corporation will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Corporation and such third party purchases all Notes properly tendered and not withdrawn under its offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Corporation and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Corporation to repurchase its Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Corporation and its subsidiaries taken as a whole to another "person" may be uncertain. In addition, a recent Delaware Chancery Court decision raised questions about the enforceability of provisions, which are similar to those in the Indenture, related to the triggering of a change of control as a result of a change in the composition of a board of directors. Accordingly, the ability of a holder of Notes to require the Corporation to repurchase its Notes as a result of a change in the composition of the board of directors of the Corporation may be uncertain.

        "Below Investment Grade Rating Event" means the Notes are rated below an Investment Grade Rating by each of the Rating Agencies (as hereinafter defined) on the 60th day following the occurrence of a Change of Control (which date shall be extended if the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies on such 60th day, such extension to last until the date on which the Rating Agency considering such possible downgrade either (x) rates the Notes below an Investment Grade Rating or (y) publicly announces that it is no longer considering the Notes for possible downgrade; provided that no such extension shall occur if any of the Rating Agencies rates the Notes with an Investment Grade Rating that is not subject to review for possible downgrade on such 60th day).

        "Change of Control" means the occurrence of any of the following:

  (a)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the Corporation's assets and the assets of its subsidiaries, taken as a whole, to any person, other than to the Corporation or one of its subsidiaries;

  (b)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (other than a subsidiary of the Corporation) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of the Corporation's outstanding Voting Shares or other Voting Shares into which the Corporation's Voting Shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

  (c)
  the Corporation consolidates with, or merges or amalgamates with or into, or enters into an arrangement with, any person, or any person consolidates with, or merges or amalgamates with or into, the Corporation, in any such event pursuant to a transaction in which any of the Corporation's outstanding Voting Shares or the Voting Shares of such other person are converted into or exchanged for cash, securities or other property, other than any such transaction where the Corporation's Voting Shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Shares of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

  (d)
  the first day on which a majority of the members of the board of directors of the Corporation cease to be Continuing Directors; or

  (e)
  the adoption of a plan relating to the liquidation or dissolution of the Corporation.

        Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (b) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the Voting Shares of such holding company immediately following that transaction are substantially the same as the holders of the Corporation's Voting Shares immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Shares of such holding company. The term "person", as used in this definition, has the meaning given thereto in Section 13(d)(3) of the U.S. Exchange Act.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

        "Continuing Director" means, as of any date of determination, any member of the board of directors of the Corporation who:

  (a)
  was a member of such board of directors on the date of the issuance of the Notes; or

  (b)
  was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election (either by a specific vote or by approval of the Corporation's proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB-(or the equivalent) by S&P, or, in each case, if such Rating Agency ceases to make a rating of the Notes publicly available, the equivalent investment grade credit rating by the replacement agency selected by the Corporation in accordance with the procedures described below.

        "Rating Agencies" means (1) Moody's and S&P; and (2) if Moody's or S&P ceases to make a rating of the Notes publicly available, a "nationally recognized statistical rating organization", within the meaning of Section 3(a)(62) of the U.S. Exchange Act, selected by the Corporation (as certified by a resolution of the Corporation's board of directors) as a replacement agency for Moody's or S&P, or each of them, as the case may be.

        "Voting Shares" means, with respect to any specified person as of any date, the shares of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Tax Redemption

        The Notes will be subject to redemption at any time, in whole but not in part, at the option of the Corporation, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) the Corporation determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, the Corporation has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes as described under "Description of Debt Securities — Payment of Additional Amounts" in the accompanying Prospectus; or (b) on or after the date of this Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Corporation, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Corporation of legal counsel of recognized standing, will result in the Corporation becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes and (2) in any such case, the Corporation in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Corporation; provided, however, that (i) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Corporation would be obligated to pay such additional amounts were a payment in respect of the Notes then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect; and provided, further, that any such notice of redemption shall be given no later than 30 days prior to such redemption.

        In the event that the Corporation elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, the Corporation shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Corporation is entitled to redeem the Notes pursuant to their terms.

Book-Entry System

        DTC, New York, New York, will act as Notes depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for the Notes, in the aggregate principal amount of the issue, and will be deposited with DTC. If, however, the aggregate principal amount of the issue exceeds US$500 million, one certificate will be issued with respect to each US$500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

        Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note

("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

        To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults, and proposed amendments to the Notes. For example, Beneficial Owners of Notes may wish to ascertain that the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

        Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Notes unless authorized by a Direct Participant in accordance with DTC's Money Market Instrument procedures. Under its usual procedures, DTC mails an "Omnibus Proxy" to the Corporation as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Corporation or the trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the trustee, or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time.

        DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to the Corporation or the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates for the Notes are required to be printed and delivered.

        The Corporation may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor Notes depository). In that event, certificates will be printed and delivered to DTC.

        The information in this section covering DTC and DTC's system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof. The information in this section is subject to any changes to the arrangements between the Corporation and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

EARNINGS COVERAGE

        The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this Prospectus Supplement in accordance with Canadian disclosure requirements.

        The following table sets forth our earnings coverage ratios calculated for the twelve-month period ended December 31, 2013 and the twelve-month period ended March 31, 2014. Such earnings coverage ratios do not give effect to the issuance of any Notes offered by this Prospectus Supplement since the aggregate principal amount of Notes that will be issued hereunder and the terms of issue are not presently known and do not give effect to events subsequent to March 31, 2014.

Twelve month period ended
	December 31, 2013	March 31, 2014
Earnings coverage on long-term debt(1)	0.9x(2)	1.3x

Notes:

(1)
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest. For purposes of calculating the earnings coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to Notes that may be issued under this Prospectus Supplement.

(2)
The Corporation would have required additional earnings of $22 million for the twelve months ended December 31, 2013, in order to achieve an earnings coverage ratio of one-to-one for such period.

        The pro forma earnings coverage ratio for the twelve month period ended December 31, 2013 and the twelve month period ended March 31, 2014, giving effect to this offering and the application of the net proceeds from the sale of the Notes (assuming this offering took place on the first date of the respective twelve month period), would have been                                     x and                                     x, respectively.

        The earnings coverage ratios set forth above do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios have been calculated based on information prepared in accordance with IFRS.

        We evaluate our performance using a variety of measures. Earnings coverage discussed above is not defined under IFRS and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with IFRS as an indicator of our financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company. Net earnings has been calculated on a consistent basis for the twelve month period ended December 31, 2013 and the twelve month period ended March 31, 2014.

CERTAIN INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, Canadian tax counsel to the Corporation, the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the provisions of the Tax Act to a prospective purchaser of Notes pursuant to this Prospectus Supplement and the accompanying Prospectus who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty: (i) is neither resident nor deemed to be resident in Canada; (ii) deals at arm's length with us and with any transferee who is resident in Canada (or deemed to be resident in Canada) for purposes of the Tax Act and to whom the purchaser assigns or otherwise transfers a Note; (iii) does not use or hold and is not deemed to use or hold a Note in carrying on business in Canada; (iv) is not an insurer who carries on an insurance business, or is deemed to carry on an insurance business, in Canada and/or elsewhere; and (v) is not a "specified shareholder" of us within the meaning of subsection 18(5) of the Tax Act or a person that does not deal at arm's length with any such specified shareholder (each such purchaser is referred to herein as a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, proposed amendments to the Tax Act and the regulations thereunder publicly announced prior to the date of this Prospectus Supplement (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Non-Resident Holder and does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Special rules, which are not discussed below, may apply to a Non-Resident Holder that is an insurer which carries on business in Canada and elsewhere.

        Under the Tax Act the payment of interest, principal or premium, if any, to a Non-Resident Holder of a Note will be exempt from Canadian withholding tax. No other Canadian taxes on income or capital gains will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of a Note by a Non-Resident Holder, or the receipt of interest, principal or premium thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a Note.

Certain U.S. Federal Income Tax Considerations

        The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of a Note by an initial purchaser thereof who is a U.S. Holder (as hereinafter defined) who purchases the Note for cash at its "issue price" (the first price at which a substantial amount of the Notes is sold for cash, excluding sales to bond houses, brokers, or similar persons acting in the capacity of underwriters, placement agents or wholesalers) and who will hold the Note as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is intended for general information only and does not address all potentially relevant U.S. federal income tax matters.

        This summary does not address the tax consequences to U.S. Holders subject to special provisions of the Code including, without limitation: banks; financial institutions; tax-exempt organizations; insurance companies; regulated investment companies; holders subject to the alternative minimum tax; certain former citizens or residents of the United States; dealers in securities or foreign currencies; traders in securities; holders holding Notes as part of a "hedge", "straddle", "conversion transaction" or other integrated transaction; and holders with a "functional currency" other than the U.S. dollar. This summary also does not cover any state, local or non-U.S. tax consequences. This summary is based upon provisions of the Code, Treasury Regulations promulgated thereunder, and rulings and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations, so as to result in U.S. federal income tax consequences different from those described herein.

        As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a United States person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) holding Notes should consult their tax advisors regarding the tax consequences of the acquisition, ownership or disposition of the Notes.

Effect of Certain Contingencies

        In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the Notes (see, for example, "Description of Debt Securities — Additional Amounts" in the accompanying Prospectus) and "Description of the Notes — Repurchase Upon Change of Control Triggering Event" herein. Under the applicable U.S. Treasury regulations, such excess amounts should not cause the Notes to be subject to special rules applicable to contingent payment debt instruments if, based on all the facts and circumstances as of the date on which the Notes are issued, there is only a remote likelihood that any contingencies causing the payment of such excess amounts will occur, or if such excess amounts, in the aggregate, are considered incidental. We believe that the possibility of paying excess amounts is remote and/or that such amounts are incidental. Accordingly, we do not intend to treat the Notes as contingent payment debt instruments. Our position will be binding on a holder unless such holder timely and explicitly discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our position, however, is not binding on the IRS. If the IRS successfully challenges this position, the timing and amount of income included and the character of the income recognized with respect to the Notes may be materially and adversely different from the consequences discussed herein. Holders should consult their own tax advisors regarding this issue. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments.

Payments of Interest

        Interest on the Notes will generally be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder's method of accounting for U.S. federal income tax purposes. Such interest will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes. The rules governing U.S. foreign tax credits are complex. Prospective purchasers of Notes should consult their tax advisors regarding the availability of U.S. foreign tax credits in their particular circumstances.

Sale, Exchange, Retirement or Redemption of Notes

        Upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange, retirement or redemption (other than amounts received that are attributable to accrued and unpaid interest, which amounts will be taxable as ordinary income to the extent not previously included in income) and such U.S. Holder's adjusted tax basis in the Note, which generally is its cost. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year. Long-term capital gain of non-corporate U.S. Holders, including individuals, is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source income or loss for foreign tax credit purposes. Prospective investors should consult their own tax advisors as to the foreign tax credit implications of such sale, exchange or other disposition of a Note.

Additional Tax on Investment Income

        Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8 percent tax on all or a portion of their "net investment income," which includes, among other things, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the application of this additional surtax to their investment in the Notes.

Information Reporting and Backup Withholding

        In general, payments of interest and principal on and the proceeds from sales of Notes held by a U.S. Holder will be required to be reported to the IRS unless the U.S. Holder is a corporation or other exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder that is not an exempt recipient may be subject to backup withholding of U.S. federal income tax on such payments unless it provides a taxpayer identification number and otherwise complies with applicable certification requirements. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner. Holders should consult their tax advisors regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Information with Respect to Foreign Financial Assets

        Individuals that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 are generally required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non U.S. issuers or counterparties, and (iii) interests in foreign entities. The Notes may be subject to these rules. Persons that are individuals required to file U.S. tax returns are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

FATCA

        No Additional Amounts will be required to be paid on account of, and payments on the Notes will be paid net of, any deduction or withholding imposed pursuant to Sections 1471 through 1474 of the Code or any current or future regulations issued thereunder ("FATCA"), any intergovernmental agreement entered into with respect to FATCA or any fiscal or regulatory legislation, rules or practices entered into in connection with any such intergovernmental agreement.

        The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the Notes, including the tax consequences under federal, state, local, foreign and other tax laws and the possible effects of changes in tax laws.

 UNDERWRITING (CONFLICTS OF INTEREST)

        We intend to offer the Notes through the underwriters named below for whom HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Representatives") are acting as representatives. Subject to the terms and conditions contained in the underwriting agreement dated the date of this Prospectus Supplement, each underwriter has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of Notes set forth opposite the underwriter's name.

Underwriter	Principal Amounts of Notes
HSBC Securities (USA) Inc.	US$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$

Total	US$

        In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered under this Prospectus Supplement if any of the Notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions.

        The underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to dealers at the public offering price, less a concession not to exceed                                    % of the principal amount of the Notes. The underwriters may allow, and dealers may re-allow a concession not to exceed                                    % of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the Representatives may change the public offering price and concessions.

        The following table shows the underwriting commission that we will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by TransAlta
Per Note	%

        In connection with this offering, the Representatives may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while this offering is in progress.

        The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Representatives, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

        As a result of these activities, the market price of the Notes offered under this Prospectus Supplement may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions in the over-the-counter market or otherwise.

        We estimate that our total expenses for this offering will be approximately US$800,000 (not including the underwriting commissions).

        Certain of the underwriters and their respective affiliates have in the past performed, and may in the future perform, various financial advisory, investment banking and commercial lending service for us and our affiliates in the ordinary course of business, for which they have received and will receive customary fees and commissions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriters may be required to make because of any such liabilities.

        The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada (other than the Province of Alberta) and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada.

        Certain of the underwriters are affiliates of banks or other financial institutions (collectively, the "Affiliate Lenders") that are our lenders and to which we are currently indebted. We intend to use the net proceeds from this offering to repay borrowings under existing credit facilities and for general corporate purposes and, as a consequence, net proceeds from this offering may be paid to one or more of the Affiliate Lenders. For more information, see "Use of Proceeds". The decision to distribute the Notes pursuant to this offering was made by us, and the determination of the terms of this offering was made through negotiations between us and the underwriters. The Affiliate Lenders did not have any involvement in such decision or determination, but have each been advised of this offering and the terms thereof.

Conflicts of Interest

        As described in "Use of Proceeds", the net proceeds from this offering will be used to repay borrowings under existing credit facilities and for general corporate purposes. Because more than 5% of the proceeds from this offering, not including underwriting compensation, may be received by certain affiliates of the underwriters in this offering, this offering is being conducted pursuant to Rule 5121 of FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the offering of the Notes will be passed upon on behalf of the Corporation by Norton Rose Fulbright Canada LLP and McCarthy Tétrault LLP as Canadian tax counsel, Calgary, Alberta. Certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of the underwriters by Mayer Brown LLP.

        The partners and associates of Norton Rose Fulbright Canada LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

        The partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

EXPERTS

        The Corporation's consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, incorporated in this prospectus supplement and the accompanying prospectus, have been so incorporated in reliance on the report dated February 20, 2014 of Ernst & Young LLP, given on the authority of said firm as experts in auditing and accounting. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta and the rules of the SEC.

 Base Shelf Prospectus

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 7, 2012

TRANSALTA CORPORATION
US$2,000,000,000

Common Shares
First Preferred Shares
Warrants
Subscription Receipts
Debt Securities

We may from time to time offer and issue (i) common shares ("Common Shares"), (ii) first preferred shares ("First Preferred Shares"), (iii) warrants to purchase Common Shares, First Preferred Shares or other securities ("Warrants"), (iv) subscription receipts, each of which, once purchased, entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one Common Share ("Subscription Receipts"), or (v) debt securities ("debt securities"), (the Common Shares, First Preferred Shares, Warrants, Subscription Receipts and debt securities are collectively referred to herein as the "Securities") up to an aggregate initial offering price of US$2,000,000,000 (or its equivalent in any other currency or currency unit used to denominate the Securities) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies. See "About this Prospectus".

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" and, if applicable, in any relevant Prospectus Supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that most of TransAlta's officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The earnings coverage ratios on long term debt and preferred shares for the twelve month period ended September 30, 2012 are less than one-to-one and, since the Corporation had a loss for such period, the coverage ratios are negative. See "Earnings Coverage Ratios".

(continued on next page)

The specific terms of any offering of Securities will be set forth in a prospectus supplement or supplements (each, a "Prospectus Supplement") including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the offering price; (ii) in the case of First Preferred Shares, the designation of the particular series, the number of First Preferred Shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the First Preferred Shares; (iii) in the case of Warrants, the designation, number and terms of the Common Shares, First Preferred Shares or other securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the currency or currency unit in which the Warrants are issued and any other specific terms of the Warrants; (iv) in the case of the Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms, conditions and procedures for the conversion of such Subscription Receipts into Common Shares and any other specific terms of the Subscription Receipts; and (v) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities. We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Securities that are not within the options and parameters set forth in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained or incorporated by reference in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the applicable Prospectus Supplement and only for the purposes of the distribution of the Securities to which the applicable Prospectus Supplement pertains.

Our Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "TA" and on the New York Stock Exchange ("NYSE") under the symbol "TAC". Our cumulative redeemable rate reset first preferred shares, Series A ("Series A Shares"), our cumulative redeemable rate reset first preferred shares, Series C ("Series C Shares") and our cumulative redeemable rate reset first preferred shares, Series E ("Series E Shares") are listed and traded on the TSX under the symbols "TA.PR.D", "TA.PR.F" and "TA.PR.H", respectively. On December 6, 2012, the closing price of our Common Shares, our Series A Shares, our Series C Shares and our Series E Shares on the TSX was $14.56, $22.28, $23.75 and $25.19, respectively and on the NYSE the closing price of our Common Shares was US$14.68. There is currently no market through which additional series of First Preferred Shares, Warrants, Subscription Receipts or debt securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Investing in the Securities involves risks. See "Risk Factors" in this Prospectus and in any applicable Prospectus Supplement.

We may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Securities will be offered and sold may vary as between purchasers during the distribution period.

In connection with any offering of Securities, the underwriters may over allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

Our head and registered office is located at 110 - 12th Avenue S.W., Calgary, Alberta, T2R 0G7.

ABOUT THIS PROSPECTUS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
CERTAIN AVAILABLE INFORMATION	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
TRANSALTA CORPORATION	5
USE OF PROCEEDS	6
CHANGES IN CONSOLIDATED CAPITALIZATION	7
EARNINGS COVERAGE RATIOS	8
DESCRIPTION OF SHARE CAPITAL	9
DESCRIPTION OF WARRANTS	11
DESCRIPTION OF SUBSCRIPTION RECEIPTS	12
DESCRIPTION OF DEBT SECURITIES	13
PRIOR SALES	27
MARKET FOR COMMON SHARES	28
CERTAIN INCOME TAX CONSIDERATIONS	30
PLAN OF DISTRIBUTION	30
RISK FACTORS	31
LEGAL MATTERS	31
EXPERTS	31
INTEREST OF EXPERTS	31
AUDITORS, TRANSFER AGENT AND REGISTRAR	31
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	32
ENFORCEMENT OF CIVIL LIABILITIES	32
CONSENT OF ERNST & YOUNG LLP	33

ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus has been determined using IFRS. Unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

        This Prospectus provides a general description of the Securities that we may offer. Each time we offer and sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

        You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement on Form F-10 of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted by law. You should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of those documents as our business, operating results, financial condition and prospects may have changed since that date.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of TransAlta, filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this Prospectus:

  (a)
  consolidated audited financial statements as at December 31, 2011 and 2010, which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, the notes thereto, the auditors' report thereon and the auditors' report on our internal control over financial reporting;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2011 ("Annual MD&A");

  (c)
  annual information form dated March 1, 2012 (the "Annual Information Form") for the year ended December 31, 2011;

  (d)
  management proxy circular dated March 9, 2012 prepared in connection with TransAlta's annual and special meeting of shareholders held on April 26, 2012;

  (e)
  consolidated comparative interim unaudited financial statements as at and for the three- and nine-month periods ended September 30, 2012 and 2011 and the notes thereto;

  (f)
  management's interim discussion and analysis of financial condition and results of operations as at and for the three- and nine-month periods ended September 30, 2012; and

  (g)
  the material change report dated July 26, 2012 relating to the arbitration ruling in respect of the Corporation's decision in December 2010 to shut down two units at its Sundance generating station pursuant to the Corporation's claim of force majeure and the long-term electricity contract entered into by the Corporation's subsidiary TransAlta Centralia Generation LLC with Puget Sound Energy.

        Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators, including any documents of the type referred to above, material change reports (excluding confidential material change reports) and business acquisition reports we subsequently file with any securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for

Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com In addition, any documents we file with the SEC, including documents filed on Form 6-K or Form 40-F, pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such filings. Our reports on Form 6-K, and beginning with its Form 40-F for the year ended December 31, 2001, its annual reports on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by TransAlta with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous annual audited financial statements and accompanying management's discussion and analysis, all interim financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports we file prior to the commencement of the financial year in which our new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis are filed, shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and accompanying management's discussion and analysis being filed by TransAlta with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities either as Prospectus Supplements or as exhibits to our interim unaudited comparative consolidated financial statements and annual audited comparative consolidated financial statements and will be deemed to be incorporated by reference in this Prospectus for the purposes of the offering of the Securities.

        A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the distribution of the Securities covered by such Prospectus Supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Vice-President and Corporate Secretary of TransAlta at P.O. Box 1900, Station "M", 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2P 0G7, Telephone (403) 267-7110.

        Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included or incorporated by reference in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide prospective investors with different or additional information. We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

 CERTAIN AVAILABLE INFORMATION

        We have filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are incorporated by reference in or contained in the exhibits to such registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are only summaries, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement on Form F-10 may be inspected and copied at the public reference facilities maintained at the offices of the SEC described below.

        We are subject to the information requirements of the United States Securities and Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith, files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted in the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, we are not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and are also are available on the SEC's website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, including the documents incorporated by reference herein, contains both historical and forward-looking statements. All forward-looking statements are based on TransAlta's beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe," "expect," "anticipate," "intend," "plan," "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta's actual performance to be materially different from those projected.

        With respect to forward-looking statements contained in this Prospectus, we have made assumptions regarding, among other things: our ability to complete current construction projects according to planned specifications; our current construction projects when complete will operate as expected; our ability to maintain our existing operations; our ability to obtain financing on acceptable terms; and that terms of future offerings will be on the terms and conditions consistent with the current industry standards.

        Factors that may adversely impact TransAlta's forward-looking statements include risks relating to: fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; the regulatory and political environments in the jurisdictions in which TransAlta operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; risks relating to the timing of completion and the returning to service of Sundance Unit 1 and 2 and the attendant cost; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; natural disasters; the threat of terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; TransAlta's provision for income taxes; legal and contractual proceedings involving TransAlta; reliance on key personnel; labour relations matters; development projects and acquisitions; and absence of a public market for certain of the Securities offered under this Prospectus. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference in this Prospectus, including the Annual MD&A and the Annual Information Form.

        Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date of this Prospectus and TransAlta does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking events might occur to a different extent or at a different time than TransAlta has described or might not occur. TransAlta cannot assure you that projected results or events will be achieved. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference into this Prospectus, including the Annual MD&A and the Annual Information Form.

TRANSALTA CORPORATION

        TransAlta is a corporation amalgamated under the Canada Business Corporations Act. Our registered office and principal place of business are located at 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2R 0G7. For further information on the intercorporate relationships among TransAlta and its subsidiaries, please see "Corporate Structure" in the Annual Information Form.

        TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1909. We are among Canada's largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of approximately 8,422 megawatts ("MW") of generating capacity operating in facilities having approximately 10,294 MW of aggregate generating capacity(1). In addition, we have facilities under construction with a net and aggregate ownership interest of 83 MW of generating capacity, as well as 560 MW of generating capacity in facilities under restoration for a total net ownership of approximately 9,065 MW of generating capacity in facilities that have or will have aggregate generating capacity of 10,937 MW. TransAlta is focused on generating electricity in Canada, the United States and Australia through its diversified portfolio of facilities fuelled by coal, natural gas, hydroelectric, wind and geothermal resources.

(1)
TransAlta measures capacity as the net maximum capacity that a unit can sustain over a period of time, which is consistent with industry standards. All capacity amounts are as of the date of this Prospectus and represent capacity owned and operated by the Corporation unless otherwise indicated.

        In Canada, excluding assets under development, we hold a net ownership interest of approximately 6,018 MW of electrical generating capacity in thermal, natural gas-fired, wind-powered, hydroelectric facilities, including 4,754 MW in Western Canada, 1,040 MW in Ontario, 99 MW in Québec and 125 MW in New Brunswick.

        In the United States, our principal facilities include a 1,340 MW thermal facility and a 248 MW natural gas-fired facility, both located in Centralia, Washington, which supply electricity to the Pacific Northwest. We also hold a 50 percent interest in CE Generation, LLC ("CE Generation"), through which we have an aggregate net ownership interest of approximately 385 MW of generating capacity in geothermal facilities in California and natural gas-fired facilities in Texas, Arizona and New York. In addition, we have 6 MW of electrical generating capacity through hydroelectric facilities located in Washington and Hawaii.

        In Australia, we have 425 MW of net electrical generating capacity from natural gas-fired generation facilities that are located at customer mine sites.

        We regularly review our operations in order to optimize our generating assets and evaluate appropriate growth opportunities. We have in the past and may in the future make changes and additions to its fleet of coal, natural gas, hydro, wind and geothermal facilities.

        TransAlta is organized into three business segments, Generation, Energy Trading and Corporate. The Generation group is responsible for constructing, operating and maintaining our electricity generation facilities. The Energy Trading group is responsible for the wholesale trading of electricity and other energy-related commodities and derivatives. It is also responsible for the management of available generating capacity as well as the fuel and transmission needs of the Generation business. Both segments are supported by a Corporate group that provides finance, tax, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, investor and government relations, information technology, human resources, internal audit, and other administrative support.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include the repayment of indebtedness, the financing of our long-term investment plan and growth projects. The amount of net proceeds to be used for any such purpose will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

 CHANGES IN CONSOLIDATED CAPITALIZATION

        Other than the effect of changes in foreign currency exchange rates on U.S. dollar denominated loans, there have been no material changes in our consolidated share or debt capitalization during the period from September 30, 2012 through the date of this Prospectus.

        The following table sets forth the consolidated capitalization of TransAlta as at December 31, 2011 and September 30, 2012, in each case, prepared in accordance with IFRS and indicates increases or decreases in applicable amounts between those two dates. The information in the table dated as at September 30, 2012 should be read in conjunction with our unaudited consolidated interim financial statements as at and for the three and nine month periods ended September 30, 2012, all of which have been incorporated by reference herein.

	As at December 31, 2011	As at September 30, 2012	Increase/Decrease
	(in millions, except Common Share amounts)
Current portion of long-term debt	$316	$304	$(12)
Less: Cash and cash equivalents(1)	32	46	14

	284	258	(26)
Long-term debt
Recourse	3,348	3,490	142
Non-recourse(2)	373	373	—
Equity
Common shares	2,273	2,677	404
	(223,631,000 Common Shares)	(251,143,591 Common Shares)	(27,512,591 Common Shares)
Preferred shares	562	781	219
Contributed surplus	9	9	—
Retained earnings (deficit)	527	(323)	(850)
Accumulated other comprehensive loss	(102)	(142)	(40)
Non-controlling interest(3)	358	335	(23)

Total Equity	3,627	3,337	(290)

Total Capitalization	7,615	7,458	(174)

Notes:

(1)
Net of $17 million and $25 million of cash and cash equivalents that is not available for general use, at December 31, 2011 and September 30, 2012, respectively.

(2)
Includes all the debt of Canadian Hydro Developers, Inc., which is non-recourse to TransAlta.

(3)
TransAlta Generation Partnership, a wholly-owned subsidiary of TransAlta, holds a direct 50.00% interest in TransAlta Cogeneration, L.P. TransAlta Cogeneration Ltd., which is a wholly-owned subsidiary of the Corporation and the general partner of TransAlta Cogeneration, L.P., hold a 0.01% interest in TransAlta Cogeneration, L.P. and the remaining 49.99% interest is held by Stanley Power Inc. CE Generation holds a 75% interest in the 240 MW Saranac gas-fired plant in Plattsburg, New York, and the Corporation holds an indirect 50% interest in CE Generation.

 EARNINGS COVERAGE RATIOS

        The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this Prospectus in accordance with Canadian disclosure requirements.

        The following sets forth our earnings coverage ratios calculated for the twelve month period ended December 31, 2011, and the twelve month period ended September 30, 2012. The earnings coverage ratios set forth below do not give effect to the issue of any Securities pursuant to this Prospectus and do not give effect to events subsequent to September 30, 2012.

Twelve month period ended
	December 31, 2011	September 30, 2012
Earnings coverage on long-term debt(1)	2.7 times	-1.1 times
Earnings coverage on Preferred Shares(2)	2.5 times	-1.0 times

Notes:

(1)
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest. For purposes of calculating the earnings coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to securities that may be issued under this Prospectus.

(2)
Earnings coverage on Preferred Shares on a net earnings basis is equal to net earnings before interest expense and income taxes divided by interest expense including capitalized interest and Preferred Shares dividends grossed up to a before tax equivalent at a rate of 25%. For purposes of calculating the earnings coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to securities that may be issued under this Prospectus.

        The earnings coverage ratios set forth above do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios have been calculated based on information prepared in accordance with IFRS.

        We evaluate our performance using a variety of measures. Earnings coverage discussed above is not defined under IFRS and therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with IFRS as an indicator of our financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company. Net earnings (loss) has been calculated on a consistent basis for the twelve month period ended December 31, 2011 and the twelve month period ended September 30, 2012.

        Our interest requirements, as adjusted as described above, amounted to approximately $228 million and $229 million for the 12 months ended December 31, 2011 and September 30, 2012, respectively. Our earnings (loss) before interest and income tax for the 12 month periods then ended were approximately $626 million and -$254 million, respectively, which is 2.7 times and -1.1 times, respectively, TransAlta's interest requirements, as adjusted as described above, for such periods. TransAlta would have required additional earnings of $483 million in respect of long term debt and $516 million in respect of the Preferred Shares for the twelve months ended September 30, 2012, in order to achieve an earnings coverage ratio of one-to-one for such period.

 DESCRIPTION OF SHARE CAPITAL

General

        As of the date of this Prospectus, the Corporation's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of First Preferred Shares, issuable in series. As at December 6, 2012, 254,652,619 Common Shares, 12,000,000 Series A Shares, 11,000,000 Series C Shares and 9,000,000 Series E Shares were issued and outstanding.

Common Shares

        The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws.

        Each Common Share of the Corporation entitles the holder thereof to one vote for each Common Share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors, subject to prior satisfaction of preferential dividends applicable to any First Preferred Shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the First Preferred Shares. The Common Shares are not convertible and are not entitled to any pre-emptive rights. The Common Shares are not entitled to cumulative voting.

        The Common Shares offered pursuant to this Prospectus may include Common Shares issuable upon conversion or exchange of any First Preferred Shares of any series or upon exercise of any Warrants or upon conversion of any Subscription Receipts.

First Preferred Shares

        TransAlta is authorized to issue an unlimited number of First Preferred Shares, issuable in series and, with respect to each series, the board of directors (the "Board") is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

        The First Preferred Shares of all series rank senior to all other shares of TransAlta with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital. Holders of First Preferred Shares are entitled to receive cumulative quarterly dividends on the subscription price thereof as and when declared by the board of directors at the rate established by the board of directors at the time of issue of shares of a series. No dividends may be declared or paid on any other shares of TransAlta unless all cumulative dividends accrued upon all outstanding First Preferred Shares have been paid or declared and set apart. In the event of the liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital, no sum shall be paid or assets distributed to holders of other shares of the Corporation until the holders of First Preferred Shares shall have been paid the subscription price of the shares, plus a sum equal to the premium payable on a redemption, plus a sum equal to the arrears of dividends accumulated on the First Preferred Shares to the date of such liquidation, dissolution, winding up, or reduction of stated capital, as applicable. After payment of such amount, the holders of First Preferred Shares shall not be entitled to share further in the distribution of the assets of the Corporation.

        The Board may include in the share conditions attaching to a particular series of First Preferred Shares, certain voting rights effective upon the Corporation failing to make payment of six quarterly dividend payments, whether or not consecutive. These voting rights continue for so long as any dividends remain in arrears. These voting rights are the right to one vote for each $25.00 of subscription price on all matters in respect of which shareholders vote, and additionally, the right of all series of First Preferred Shares, voting as a combined class, to elect two directors of the Corporation if the Board then consists of less than 16 directors, or three directors if the Board consists of 16 or more directors. Otherwise, except as required by law, the holders of First Preferred Shares shall not be entitled to vote or to receive notice of or to attend at any meeting of the shareholders of TransAlta.

        Subject to the share conditions attaching to any particular series providing to the contrary, TransAlta may redeem First Preferred Shares of a series, in whole or from time to time in part, at the redemption price applicable to each series and we have the right to acquire any of the First Preferred Shares of one or more series by purchase for cancellation in the open market or by invitation for tenders at a price not to exceed the redemption price applicable to the series.

        The Prospectus Supplement will set forth the following terms relating to the First Preferred Shares being offered:

  •
  the maximum number of First Preferred Shares;

  •
  the designation of the series;

  •
  the offering price;

  •
  the annual dividend rate and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

  •
  the price and the terms and conditions for redemption, if any, including redemption at TransAlta's option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

  •
  the terms and conditions, if any, for conversion or exchange for shares of any other class of TransAlta or any other series of First Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

  •
  whether such First Preferred Shares will be listed on any securities exchange;

  •
  the voting rights, if any; and

  •
  any other rights, privileges, restrictions, or conditions.

        First Preferred Shares will be fully paid and non assessable upon issuance. The First Preferred Shares of any series may be represented, in whole or in part, by one or more global certificates. If First Preferred Shares are represented by a global certificate, each global certificate will:

  •
  be registered in the name of a depositary or a nominee of the depositary identified in the applicable Prospectus Supplement; and

  •
  be deposited with such depositary or nominee or a custodian for the depositary.

Related Party Articles Provisions

        The articles of the Corporation contain provisions restricting the ability of the Corporation to enter into a "Specified Transaction" with a "Major Shareholder". A Specified Transaction requires the approval of a majority of the votes cast by holders of voting shares of the Corporation, as well as the approval of a majority of the votes cast by holders of such voting shares, excluding any Major Shareholder. A Major Shareholder generally means the beneficial owner of more than 20% of the outstanding voting shares of the Corporation. There is a broad definition of beneficial ownership, and in particular, a person is considered to beneficially own shares owned by its associates and affiliates, as those terms are defined in the articles. Transactions which are considered to be Specified Transactions include the following: a merger or amalgamation of the Corporation with a Major Shareholder; the furnishing of financial assistance by the Corporation to a Major Shareholder; certain sales of assets or provision of services by the Corporation to a Major Shareholder or vice versa; certain issuances of securities by the Corporation which increase the proportionate voting interest of a Major Shareholder; a reorganization or recapitalization of the Corporation which increases the proportionate voting interest of a Major Shareholder; and the creation of a class or series of non-voting shares of the Corporation which has a residual right to participate in earnings of the Corporation and assets of the Corporation upon dissolution or winding up.

Shareholder Rights Plan

        TransAlta implemented a shareholder rights plan (the "Rights Plan") pursuant to a Shareholder Bid Approval Plan Agreement (the "Rights Plan Agreement") dated as of October 13, 1992 between the Corporation and CIBC Mellon Trust Company. The holders of Common Shares reconfirmed the Rights Plan and approved the amendment and restatement, as of April 29, 2010, of the Rights Plan Agreement at the annual and special meeting of shareholders of the Corporation held on April 29, 2010. For further particulars, reference should be made to the Rights Plan Agreement, as amended and restated. A copy of the Rights Plan Agreement may be obtained by contacting the Vice President and Corporate Secretary, TransAlta Corporation, P.O. Box 1900, Station "M", 110 - 12th Avenue S.W., Calgary, Alberta T2P 0G7; telephone: (403) 267-7110; fax (403) 267-2590; or by email: investorrelations@transalta.com. A copy of the Rights Plan Agreement can also be accessed on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

DESCRIPTION OF WARRANTS

General

        The Corporation may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the applicable Prospectus Supplement.

        Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

        The Prospectus Supplement will set forth the following terms relating to the Warrants being offered:

  •
  the designation of the Warrants;

  •
  the aggregate number of Warrants offered and the offering price;

  •
  the designation, number and terms of the Common Shares, First Preferred Shares or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the Warrants;

  •
  the dates or periods during which the Warrants are exercisable;

  •
  the designation and terms of any securities with which the Warrants are issued;

  •
  if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

  •
  the currency or currency unit in which the exercise price is denominated;

  •
  any minimum or maximum amount of Warrants that may be exercised at any one time;

  •
  whether such Warrants will be listed on any securities exchange;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants; and

  •
  any other terms of the Warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.

Modifications

        The Corporation may amend the warrant agreements and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. Other amendment provisions shall be as indicated in the Prospectus Supplement.

Enforceability

        The warrant agent will act solely as the Corporation's agent. The warrant agent will not have any duty or responsibility if the Corporation defaults under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The Corporation may issue Subscription Receipts, independently or together with other securities. Subscription Receipts will be issued under one or more subscription receipt agreements.

        A Subscription Receipt is a security of the Corporation that will entitle the holder to receive one Common Share upon the completion of a transaction, typically an acquisition by us of the assets or securities of another entity. After the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts will not have any rights of shareholders of the Corporation. Holders of Subscription Receipts are only entitled to receive Common Shares upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

        Selected provisions of the Subscription Receipts and the subscription receipt agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any subscription receipt agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable subscription receipt agreement.

        The Prospectus Supplement will set forth the following terms relating to the Subscription Receipts being offered:

  •
  the designation of the Subscription Receipts;

  •
  the aggregate number of Subscription Receipts offered and the offering price;

  •
  the terms, conditions and procedures for which the holders of Subscription Receipts will become entitled to receive Common Shares;

  •
  the number of Common Shares that may be obtained upon the conversion of each Subscription Receipt and the period or periods during which any conversion must occur;

  •
  the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

  •
  the gross proceeds from the sale of such Subscription Receipts, including (if applicable) the terms applicable to the gross proceeds from the sale of such Subscription Receipts, plus any interest earned thereon;

  •
  the material income tax consequences of owning, holding and disposing of such Subscription Receipts;

  •
  whether such Subscription Receipts will be listed on any securities exchange;

  •
  any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

  •
  any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF DEBT SECURITIES

        In this section, the terms "Corporation" and "TransAlta" refer only to TransAlta Corporation without its subsidiaries through which it operates. The following description of debt securities sets forth certain general terms and provisions of the debt securities that may be offered under this Prospectus and in respect of which a Prospectus Supplement may be filed. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

        The debt securities will be issued under an indenture (the "Indenture") dated as of June 25, 2002 between TransAlta and The Bank of New York Mellon (formerly known as The Bank of New York) as trustee (the "Trustee"). The Indenture is subject to, and governed by, the U.S. Trust Indenture Act of 1939, as amended. The Indenture has been filed as an exhibit to the registration statement of which this Prospectus is a part and is available as described above under "Certain Available Information". The following is a summary of the Indenture. Whenever there are references to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers of the Indenture.

        The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered or bearer form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

        The Prospectus Supplement will set forth the following terms relating to the debt securities being offered:

  •
  the specific designation and any limit on the aggregate principal amount of the debt securities;

  •
  the extent and manner, if any, to which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of other liabilities and obligations of TransAlta;

  •
  the percentage or percentages of principal amount at which the debt securities will be issued;

  •
  the date or dates on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any (or the manner of calculation thereof) and the date or dates from which such interest will accrue;

  •
  the dates on which any interest will be payable and the regular record dates for the payment of interest on debt securities in registered form;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

  •
  the currency or currency unit in which the debt securities are denominated or in which payment of the principal of (and premium, if any) and interest, if any, on such debt securities will be payable;

  •
  whether debt securities will be issuable in the form of one or more global securities and if so the identity of the depository for the global securities;

  •
  any mandatory or optional sinking fund provisions;

  •
  the period or periods, if any, within which, the price or prices at which, the currency or currency unit in which, and the terms and conditions upon which, the debt securities may be redeemed or purchased by TransAlta;

  •
  the terms and conditions, if any, upon which TransAlta or the purchaser may redeem debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

  •
  any index used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  •
  the terms, if any, on which the debt securities may be converted or exchanged for other securities of TransAlta or other entities;

  •
  whether and under what circumstances TransAlta will pay additional amounts on the debt securities in respect of certain taxes (and the terms of any such payment) and, if so, whether TransAlta has the right to redeem the debt securities of any series rather than pay the additional amounts (and terms of any such right);

  •
  whether such debt securities will be listed on any securities exchange;

  •
  whether the debt securities of the series are to be issuable as registered securities, bearer securities (with or without coupons) or both;

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if applicable the denomination of any bearer securities (Section 3.1); and

  •
  any other terms of the debt securities including covenants and Events of Default which apply solely to a particular series of debt securities being offered which do not apply generally to the debt securities, or any covenants or Events of Default generally applicable to debt securities which do not apply to a particular series of debt securities.

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holders the right to tender debt securities to TransAlta for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event TransAlta should become involved in a highly leveraged transaction or in the event of a change in control of TransAlta.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount (Section 3.1). The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

        Unless otherwise indicated in the applicable Prospectus Supplement, TransAlta may, without the consent of the holders thereof reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of TransAlta's other unsecured and unsubordinated indebtedness. TransAlta conducts a significant amount of its operations through its subsidiaries. As at September 30, 2012, our subsidiaries had outstanding $545 million aggregate principal amount of long term debt (excluding intercompany indebtedness). The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of our subsidiaries.

Form, Denominations and Exchange

        Debt securities of a series are issuable as registered securities in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be set out in the terms of the debt securities of any particular series (Section 3.2). The Indenture also provides that debt securities of a series may be issuable in global form (Section 3.1).

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations (Section 3.5).

        The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions (Section 3.5).

        We shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid (Section 3.5).

        Under limited circumstances, we may issue debt securities in bearer form, in which case the applicable Prospectus Supplement will contain information regarding form, denomination and exchange of those bearer securities.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on debt securities (other than global securities) will be made at the office or agency of the Trustee, at One Wall Street, New York, New York, 10286, or TransAlta can pay principal, interest and any premium by (i) cheque, mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments (Sections 3.7, 10.1 and 10.2).

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by TransAlta (Section 3.7).

Global Securities

        The registered debt securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement (Section 3.1). Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security, may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor (Section 3.5).

        The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by TransAlta if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of TransAlta, the Trustee or any paying agent for debt securities represented by the Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If a Depositary for a Global Security representing a particular series of debt securities is at any time unwilling or unable or no longer qualified to continue as depository and a successor depository is not appointed by TransAlta within 90 days, the Corporation will issue debt securities of such series in definitive form in exchange for a Global Security representing such series of debt securities. Further, if an Event of Default under the Indenture occurs and is continuing, debt securities of a series in definitive form will be printed and delivered. In addition, the Corporation may at any time and in its sole discretion determine not to have debt securities of a series represented by a Global Security and, in such event, will issue debt securities of a series in definitive form in exchange for all of the Global Securities representing the series of debt securities (Section 3.5).

Definitions

        The Indenture contains, among others, definitions substantially to the following effect:

"Attributable Amount" means with respect to any sale and leaseback transaction (as defined herein), as at the time of determination, the present value (discounted at the rate of interest set forth or implicit in the terms of such lease, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction.

"Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

  (a)
  all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

  (b)
  to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset;

  (c)
  minority interests;

  (d)
  current liabilities; and

  (e)
  assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred, and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with those assets (including the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt is limited.

"Consolidated Shareholders' Equity" means, without duplication, the aggregate amount of shareholders' equity (including, without limitation, common share capital, preferred share capital, contributed surplus and retained earnings) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, adjusted by the amount by which common share capital, preferred share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, in accordance with Generally Accepted Accounting Principles, together with the aggregate principal amount of obligations of the Corporation in respect of Preferred Securities.

"Financial Instrument Obligations" means obligations arising under:

  (a)
  any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

  (b)
  any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

  (c)
  any agreement for the making or taking of any commodity (including natural gas, oil or electricity), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity;

to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking to market the same in accordance with their terms).

"Generally Accepted Accounting Principles" means generally accepted accounting principles which are in effect from time to time in Canada.

"Indebtedness" means all items of indebtedness in respect of any amounts borrowed (including obligations with respect to bankers' acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments) and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which Indebtedness is to be determined, and in any event including, without duplication:

  (a)
  obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

  (b)
  guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

"Material Subsidiary" means, at any time, a Subsidiary:

  (a)
  the total assets of which represent more than 10% of the total assets of the Corporation determined on a consolidated basis as shown in the most recent audited consolidated balance sheet of the Corporation; or

  (b)
  the total revenues of which represent more than 10% of the total revenues of the Corporation determined on a consolidated basis as shown in the consolidated income statement of the Corporation for the four most recent fiscal quarters of the Corporation.

"Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets so created, developed, constructed or acquired (including the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which the lender has recourse.

"Permitted Encumbrance" means any of the following:

  (a)
  any Security Interest existing as of the date of the first issuance by the Corporation of debt securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

  (b)
  any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

  (c)
  any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

  (d)
  any Security Interest in favour of any Wholly owned Subsidiary;

  (e)
  any Security Interest on property of a corporation or its Subsidiaries which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with the Corporation or such property is otherwise directly or indirectly acquired by the Corporation, other than a Security Interest incurred in contemplation of such merger, amalgamation, consolidation or acquisition;

  (f)
  any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

  (g)
  any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

  (h)
  certain Security Interests in respect of liens or other encumbrances, not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business;

  (i)
  any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and

  (j)
  any other Security Interest if the aggregate amount of Indebtedness secured pursuant to this clause (j) (together with the Attributable Amount of any sale and leaseback) does not exceed 20% of Consolidated Net Tangible Assets.

"Preferred Securities" means securities which on the date of issue thereof by a person:

  (a)
  have a term to maturity of more than 30 years;

  (b)
  rank subordinate to the unsecured and unsubordinated Indebtedness of such person outstanding on such date;

  (c)
  entitle such person to defer the payment of interest thereon for more than four years without thereby causing an event of default in respect of such securities to occur; and

  (d)
  entitle such person to satisfy the obligation to make payments of deferred interest thereon from the proceeds of the issuance of its shares.

"Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, alterations or replacements of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal, alteration or replacement is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

"Security Interest" means any mortgage, charge, pledge, lien, encumbrance, assignment by way of security, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, which secures payment or performance of an obligation.

"Subsidiary" means, in relation to a person:

  (a)
  any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by the person or one or more of its Subsidiaries, or the person and one or more of its Subsidiaries;

  (b)
  any partnership of which the person or one or more of its Subsidiaries, or the person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of a limited partnership, or is a partner that has authority to bind the partnership, in all other cases; or

  (c)
  any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by the first mentioned person or one or more of its Subsidiaries, or the first mentioned person and one or more of its Subsidiaries.

"Wholly owned Subsidiary" means any Subsidiary that the Corporation directly or indirectly beneficially owns 100% of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such Subsidiary or owns, directly or indirectly, 100% of the income, capital, beneficial or ownership interests (however designated) thereof.

Covenants

        The Indenture contains covenants substantially to the following effect:

Negative Pledge

        So long as any debt securities remain outstanding the Corporation and its Subsidiaries will not create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) in respect of any Indebtedness of any person unless, in the opinion of legal counsel to the Corporation or the Trustee, the obligations of the Corporation in respect of all debt securities then outstanding shall be secured equally and rateably therewith (Section 10.12).

Restriction on Sales and Leasebacks

        The Corporation will not, and will not permit any Subsidiary to, enter into any sale and leaseback transaction unless the Corporation and its Subsidiaries comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between the Corporation or any Subsidiary and a bank, insurance company or other lender or investor where the Corporation or any Subsidiary lease real or personal property which was or will be sold by the Corporation or any Subsidiary to that lender or investor. The Corporation can comply with this restrictive covenant if it meets either of the following conditions:

  (a)
  the sale and leaseback transaction is entered into prior to, concurrently with or within 270 days after the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operations of the property; or

  (b)
  the Corporation or its Subsidiaries could otherwise grant a Security Interest on the property as a Permitted Encumbrance described in "— Negative Pledge" (Section 10.10).

Mergers, Consolidations, Amalgamations and Sale of Assets

        The Corporation will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person (the "Successor"), whether by reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, or otherwise, unless:

  (a)
  the Successor expressly assumes all of the covenants and obligations of the Corporation under the Indenture and the transaction otherwise meets all of the requirements of the Indenture;

  (b)
  the entity formed by or continuing from such consolidation or amalgamation or into which the Corporation is merged or with which the Corporation enters into such arrangement or the person which acquires or leases all or substantially all of the Corporation's properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province thereof; and

  (c)
  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing (Section 8.1).

        If, as a result of any such transaction, any of the properties or assets of the Corporation or its Subsidiaries become subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under "Negative Pledge" above without equally and rateably securing debt securities, the Corporation, simultaneously with or prior to such transaction, will cause any debt securities of the Corporation then outstanding to be secured equally and rateably with or prior to the Indebtedness secured by such Security Interest (Section 8.4).

        In addition to the above conditions, such transaction will, to the satisfaction of the Trustee, substantially preserve and not impair any of the rights and powers of the Trustee or of the security holders. Also, no condition or event will exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor will become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default under the Indenture.

Payment of Additional Amounts

        Unless otherwise specified in an applicable Prospectus Supplement, TransAlta will, subject to the exceptions and limitations set forth below, pay to the holder of any debt security who is a non resident of Canada under the Income Tax Act (Canada) such additional amounts as may be necessary so that every net payment on such debt security, after deduction or withholding by TransAlta or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in such debt security or in such coupon to be then due and payable (and TransAlta will remit the full amount withheld to the relevant authority in accordance with applicable law). However, TransAlta will not be required to make any payment of additional amounts:

  (a)
  to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person not dealing at arm's length with TransAlta (within the meaning of the Income Tax Act (Canada));

  (b)
  to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of any series of debt securities or receiving any payments or exercising any rights thereunder), including without limitation a non resident insurer who carries on an insurance business in Canada and in a country other than Canada;

  (c)
  for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such debt security or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of; any such taxes, assessment or charge;

  (d)
  for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

  (e)
  for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

  (f)
  for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

  (g)
  for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debt security (Section 10.5).

        The Corporation will furnish to the holders of the debt securities, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof (Section 10.5).

Redemption

        If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption (Section 11.4).

Provision of Financial Information

        TransAlta will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which TransAlta is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. Notwithstanding that TransAlta may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, TransAlta will continue to provide the Trustee (a) within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20 F or Form 40 F as applicable (or any successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not TransAlta has any of its securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (Section 7.5).

Events of Default

        Unless otherwise specified in the Prospectus Supplement relating to a particular series of debt securities, the following events are defined in the Indenture as "Events of Default" with respect to debt securities of any series: (a) the failure of the Corporation to pay when due the principal of or premium (if any) on any debt securities; (b) the failure of the Corporation, continuing for 30 days, to pay any interest due on any debt securities; (c) the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby (or such longer period as may be agreed to by the Trustee); (d) the failure of the Corporation or any Subsidiary to pay when due (after giving effect to any applicable grace periods) any amount owing in respect of any Indebtedness other than Non-Recourse Debt, of the Corporation or any Subsidiary otherwise defaults in connection with such Indebtedness, and if such Indebtedness has not matured it shall have been accelerated, provided that the aggregate principal amount of such Indebtedness is in excess of the greater of US$75 million and 3% of Consolidated Shareholders' Equity; (e) the taking or entry of certain judgments or decrees against the Corporation or any Material Subsidiary for the payment of money in excess of the greater of US$75 million and 3% of Consolidated Shareholders' Equity, in the aggregate, if the Corporation or any such Material Subsidiary, as the case may be, fails to file an appeal or, if the Corporation or such Material Subsidiary, as the case may be does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization involving the Corporation or a Material Subsidiary; or (g) any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof; declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the Prospectus Supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration (Section 5.2).

        Reference is made to the Prospectus Supplement relating to each series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any Event of Default and the continuation hereof.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity (Section 6.2). Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default (Section 5.12).

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 5.7). However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security (Section 5.8).

        The Corporation will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Corporation, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults (Section 10.4).

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of; or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of; or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment; (4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) reduce the voting or quorum requirements relating to meetings of holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture (Section 9.2). In addition, any amendment to, or waiver of; the provisions of the Indenture relating to subordination that adversely affects the rights of the holders of debt securities will require the consent of holders of at least 75% in aggregate principal amount of such debt securities then outstanding.

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture (Section 10.13). The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (Section 5.13). The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities (Section 9.1).

Defeasance

        The Indenture provides that, at its option, TransAlta will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) TransAlta has delivered to the Trustee an opinion of counsel in the United States stating that (a) TransAlta has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) TransAlta has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency ("CRA") to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) TransAlta is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) TransAlta has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied, TransAlta may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if TransAlta meets the conditions described in the preceding sentence at the time TransAlta exercises the Defeasance option.

        The Indenture provides that, at its option, unless and until TransAlta has exercised its Defeasance option described in the preceding paragraph, TransAlta may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If TransAlta exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) TransAlta has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) TransAlta has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) TransAlta is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) TransAlta has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied (Article 14).

Consent to Jurisdiction and Service

        Under the Indenture, TransAlta irrevocably appoints CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the City of New York, and irrevocably submits to such jurisdiction (Section 1.13).

Governing Law

        The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

 PRIOR SALES

        We issued the following Securities during the 12 month period prior to the date of this Prospectus:

  1.
  on November 30, 2011, an aggregate of 11,000,000 Series C Shares for aggregate consideration of approximately $275 million;

  2.
  on January 1, 2012, an aggregate of 975,589 Common Shares at a price of $20.21 per Common Share pursuant to our dividend reinvestment and share purchase plan;

  3.
  on April 1, 2012, an aggregate of 2,323,119 Common Shares at a price of $18.55 per Common Share pursuant to our dividend reinvestment and share purchase plan;

  4.
  on July 1, 2012, an aggregate of 2,900,628 Common Shares at a price of $16.49 per Common Share pursuant to our dividend reinvestment and share purchase plan;

  5.
  on August 10, 2012, an aggregate of 9,000,000 Series E Shares for aggregate consideration of approximately $225 million;

  6.
  on September 13, 2012, an aggregate of 19,250,000 Common Shares at a price of $14.30 per Common Share for aggregate consideration of approximately $275,275,000;

  7.
  on September 20, 2012, an aggregate of 1,992,000 Common Shares at a price of $14.30 per Common Share for aggregate consideration of approximately $28,485,600;

  8.
  on October 1, 2012, an aggregate of 3,508,903 Common Shares at a price of $13.96 per Common Share pursuant to our dividend reinvestment and share purchase plan; and

  9.
  on November 7, 2012, we issued US$400,000,000 aggregate principal amount of 4.50% senior notes maturing on November 15, 2022, at an issue price of 98.266% of the principal amount of the notes.

        For additional information on previously issued Securities, see our consolidated financial statements as at and for the year ended December 31, 2011 and our unaudited consolidated financial statements as at and for the three and nine month periods ended September 30, 2012, all of which have been incorporated by reference herein.

        We have not issued any Warrants or Subscription Receipts during the 12-month period prior to the date of this Prospectus.

 MARKET FOR COMMON SHARES

        Our Common Shares, Series A Shares, Series C Shares and our Series E Shares are listed and traded on the TSX under the symbol "TA", "TA.PR.D", "TA.PR.F" and "TA.PR.H", respectively. In addition, our Common Shares are listed and traded on the NYSE under the symbol "TAC". The following tables set forth certain trading information for our Common Shares during the periods indicated as reported by the TSX and on the NYSE and for our Series A Shares, Series C Shares and Series E Shares on the TSX. For additional trading information relating to our Common Shares and Series A Shares, see "Market for Securities" in our Annual Information Form.

	TSX
Period	Common Share Price ($) High	Common Share Price ($) Low	Volume
2011
December	22.28	20.38	16,691,451
2012
January	21.51	20.00	15,700,737
February	21.20	20.27	13,235,698
March	20.86	18.42	25,017,326
April	18.72	15.94	16,664,435
May	17.59	16.17	15,483,252
June	17.75	16.43	20,661,918
July	17.85	15.44	15,992,777
August	16.13	14.86	11,535,958
September	15.30	13.96	32,902,543
October	16.08	14.81	14,165,679
November	16.00	14.50	10,702,261
December (1-6)	14.99	14.44	2,929,382

	NYSE
Period	Common Share Price (US$) High	Common Share Price (US$) Low	Volume
2011
December	21.93	19.63	1,146,583
2012
January	21.25	19.81	1,049,034
February	21.20	20.30	1,134,764
March	21.16	18.45	2,430,147
April	18.82	16.22	3,244,576
May	17.16	15.80	3,414,547
June	17.28	15.83	1,664,316
July	17.50	15.25	1,529,205
August	16.30	14.88	1,963,403
September	15.63	13.92	1,689,927
October	15.98	15.06	1,550,995
November	16.03	14.44	1,829,300
December (1-6)	15.10	14.54	342,621

	TSX
Period	Series A Shares Price ($) High	Series A Shares Price ($) Low	Volume
2011
December	25.48	24.86	102,976
2012
January	25.71	24.87	235,338
February	25.89	24.94	131,209
March	25.43	24.61	159,410
April	24.94	21.84	457,256
May	23.92	22.65	265,655
June	24.00	23.19	160,613
July	24.40	23.57	198,733
August	23.95	22.99	241,534
September	23.60	22.66	200,631
October	22.92	22.55	170,656
November	23.14	22.26	821,830
December (1-6)	22.45	22.22	25,353

	TSX
Period	Series C Shares Price ($) High	Series C Shares Price ($) Low	Volume
2011
December	25.32	24.46	637,856
2012
January	25.60	25.16	797,165
February	25.90	25.13	400,185
March	25.49	25.06	211,968
April	25.34	22.03	655,774
May	24.00	22.90	464,839
June	24.46	23.31	353,668
July	24.89	23.90	228,083
August	24.35	23.36	224,541
September	24.09	22.90	191,122
October	23.91	23.10	141,599
November	23.91	23.14	222,286
December (1-6)	23.91	23.45	30,661

	TSX
Period	Series E Shares Price ($) High	Series E Shares Price ($) Low	Volume
2012
August (10-31)(1)	25.15	24.70	890,819
September	22.25	24.85	194,050
October	25.65	25.00	320,240
November	25.67	25.10	159,234
December (1-6)	25.25	25.00	19,399

Note:

(1)
The Series E Shares commenced trading on August 10, 2012.

 CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada with respect to the acquisition, ownership and disposition of any Securities offered thereunder.

        In addition, the applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada and who acquires any Securities offered thereunder, including whether the payments of dividends on Common Shares or First Preferred Shares or payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable any such consequences relating to debt securities payable in a currency other than the U.S. dollars, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        We may sell the Securities to or through underwriters or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Securities will be offered and sold may vary as between purchasers during the distribution period.

        In connection with the sale of the Securities, underwriters may receive compensation from TransAlta or from purchasers of the Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters and any commissions received by them from TransAlta and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement relating to such series.

        In connection with any offering of Securities, the underwriters may over allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

        Under agreements which may be entered into by TransAlta, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada or under the U.S. Securities Act.

        Each series of the Securities (other than Common Shares) will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities (other than Common Shares) will not be listed on any securities exchange. Certain broker dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

RISK FACTORS

        Prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement before purchasing the Securities offered hereby. Information regarding the risks affecting TransAlta and its business is provided in the documents incorporated by reference in this Prospectus, including the Annual MD&A under the heading "Risk Factors" and "Risk Management", the Annual Information Form under the heading "Risk Factors" and the management's discussion and analysis of financial conditions and results of operations as at and for the three and nine month periods ended September 30, 2012 under the heading "2012 Outlook". See "Documents Incorporated by Reference".

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon on behalf of TransAlta by Norton Rose Canada LLP, Calgary, Alberta and McCarthy Tétrault LLP, Calgary, Alberta, as Canadian tax counsel. Certain legal matters relating to United States law in connection with the offering of Securities will be passed upon on behalf of TransAlta by Latham & Watkins LLP, New York, New York. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

EXPERTS

        The audited consolidated statements of financial position of the Corporation as at December 31, 2011 and 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the two year period ended December 31, 2011 and our report on the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Ernst & Young LLP, Chartered Accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2011, Ernst & Young LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        TransAlta's auditors are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

        The transfer agent and registrar for the Common Shares, Series A Shares, cumulative redeemable floating rate first preferred shares, Series B, Series C Shares, cumulative redeemable floating rate first preferred shares, Series D, Series E Shares and cumulative redeemable floating rate first preferred shares, Series F in Canada is CIBC Mellon Trust Company at its principal transfer offices in Calgary, Alberta, and

Toronto, Ontario. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company at its principal office in Jersey City, New Jersey.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the registration statement on Form F-10 of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference" and "Certain Available Information"; the consent of Ernst & Young LLP, Chartered Accountants; certain powers of attorney; the Rights Plan Agreement; and appointment of agent for service of process and undertaking on Form F-X.

ENFORCEMENT OF CIVIL LIABILITIES

        TransAlta is a corporation existing under the laws of Canada, and the majority of our assets and operations are located, and the majority of our revenues are derived, outside the United States. We have appointed our U.S. subsidiary TransAlta Centralia Generation LLC, Centralia, Washington, as our agent to receive service of process in the United States in connection with any investigations or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving TransAlta in a United States court arising from any offering made under this Prospectus. However, it may not be possible for investors to enforce, outside the United States, judgments against TransAlta obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of TransAlta are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

 CONSENT OF ERNST & YOUNG LLP

        We have read the short form base shelf prospectus of TransAlta Corporation (the "Corporation") dated December 7, 2012, relating to the issue and sale of Common Shares, First Preferred Shares, Warrants to purchase Common Shares, First Preferred Shares or other securities, Subscription Receipts, each of which, once purchased, entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one Common Share, or debt securities up to an aggregate initial offering price of US$2,000,000,000 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Prospectus of our report to the Shareholders of the Corporation on the consolidated statements of financial position of the Corporation as at December 31, 2011 and 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the two year period ended December 31, 2011 and our report on the effectiveness of internal control over financial reporting as of December 31, 2011. Our reports are dated March 1, 2012.

December 7, 2012 Calgary, Canada	(Signed) Ernst & Young LLP Chartered Accountants

US$
% Senior Notes due 20
TransAlta Corporation

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch
HSBC

                                  , 2014